April 24, 2006


Via U.S. Mail

Gabe Hoffman
Accipiter Life Sciences Fund, LP
399 Park Avenue
38th Floor
New York, NY  10022

      Re:	LifePoint Hospitals, Inc.
      PRRN14A filed on April 20, 2006
      DFAN filed on April 21, 2006
      Filed by Accipiter Life Sciences Fund, LP et al.
      File No. 0-51251

Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. See prior comment 11, where we asked for support for the calculations you make relating to 1) leverage ratios and 2) current trading price ratios. We note the support you have provided, however, it does not appear that you have provided support for your indication that the multiple for the acquisition of the HCA Hospitals, which you calculate at 10X EBITDA. Please advise.


Definitive Additional Materials filed on April 21, 2006
2. In the second paragraph in your letter to stockholders, you state that your "suggestions have seemingly fallen on deaf ears." Considering prior comment 4 where we asked you to acknowledge that the LifePoint board would communicate to you in response to your March 24, 2006 letter, this statement seems inappropriate. Please ensure that you will refrain from making such statements in any future communications.
3. You indicate that "executive compensation at LifePoint significantly exceeded the peer group average despite slower than average earnings growth and stock price underperformance." Please provide support for the peer group average as compared to LifePoint for executive compensation.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at 212-451-2222:

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky, LLP
LifePoint Hospitals, Inc.
April 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE